Exhibit 99.6

COSTAMARE BULKERS HOLDINGS LIMITED

- and –

COSTAMARE SHIPPING COMPANY S.A.

FRAMEWORK AGREEMENT

THIS FRAMEWORK AGREEMENT (this “Agreement”) is made on this 6th day of May, 2025, BY AND BETWEEN:

(1)           COSTAMARE BULKERS HOLDINGS LIMITED, a Marshall Islands corporation (the “Parent”); and

(2)           COSTAMARE SHIPPING COMPANY S.A., a company organized and existing under the laws of the Republic of Panama (the “Manager”).

WHEREAS:

(A)       The Parent wholly owns (directly or indirectly) certain entities (the “Subsidiaries”), each of which owns and operates or has agreed to purchase in order to operate a Ship (as defined below) (together the “Vessels” and each a “Vessel”).

(B)        The Manager has the benefit of experience in the technical and commercial management of Ships and representation of shipowning companies generally.

(C)        The Parent and the Manager desire to adopt this Agreement, pursuant to which the Manager shall, either directly and/or through a Submanager (as defined below), provide certain ship management services to the Subsidiaries as specified herein.

NOW, THEREFORE, THE PARTIES HEREBY AGREE:

ARTICLE I

INTERPRETATION

SECTION 1.1.       In this Agreement, unless the context otherwise requires:

“Affiliates” means, with respect to any person as to any particular date, any other persons that directly or indirectly, through one or more intermediaries, are Controlled by, Control or are under common Control with the person in question, and Affiliates means any of them.

“Agreement” shall have the meaning set forth in the preamble.

“Annual Period” shall have the meaning set forth in Section 9.2.

“Approved Budget” shall have the meaning set forth in Section 10.3.

“Beneficial Owner” has the meaning set forth in Rule 13d-3 under the Exchange Act.  For purposes of this definition, such person or group shall be deemed to Beneficially Own any outstanding voting securities of a company held by any other company that is Controlled by such person or group.  The term “Beneficially Own” and similar capitalized terms shall have analogous meanings.

“Board of Directors” means the board of directors of the Parent as the same may be constituted from time to time.

“Business Days” means a day (excluding Saturdays and Sundays) on which banks are open for business in Monaco; Athens, Greece; and New York, New York, USA.

“Change in Control of the Manager” means (a) a sale of all or substantially all of the assets or property of the Manager necessary for the performance of the Services, (b) a sale of the Manager’s shares that would result in Konstantinos Konstantakopoulos Beneficially Owning, directly or indirectly, less than 50.1% of the total voting power of the outstanding voting securities of the Manager or (c) a merger, consolidation or similar transaction, that would result in Konstantinos Konstantakopoulos Beneficially Owning, directly or indirectly, less than 50.1% of the total voting power of the outstanding voting securities of the resulting entity following such transaction.

“Change in Control of the Parent” means the occurrence of any of the following events: (a) if any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including a group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(10) under the Exchange Act (other than one or more Konstantakopoulos Entities) (collectively, an “Acquiring Person”) becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the Parent, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (b) the approval by the shareholders of the Parent of a proposed merger, consolidation or similar transaction, as a result of which any Acquiring Person becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (c) a change in directors after which majority of the members of the Board of Directors are not Continuing Directors.

“Consent of the Parent” means the prior written consent of the majority of the Independent Directors of the Parent.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (i) was a member of the Board of Directors immediately after the date of this Agreement, or (ii) was nominated for election or elected to the Board of Directors with the approval of a majority of the board of directors then still in office or who were either directors immediately after the date of this Agreement or whose nomination or election was previously so approved.

“Control” or “Controlled” means, with respect to any person, the right to elect or appoint, directly or indirectly, a majority of the directors of such person or a majority of the persons who have the right, including any contractual right, to manage and direct the business, affairs and operations of such person or the possession of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

 “Crew” shall have the meaning set forth in clause 1 of each Shipmanagement Agreement.

“Distribution Date” shall have the meaning set forth in the Separation and Distribution Agreement.

“Draft Budget” shall have the meaning set forth in Section 10.1.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Executive Officers” means the Chief Executive Officer, the Chief Operating Officer (if any) and the Chief Financial Officer of the Parent.

“Force Majeure” shall have the meaning set forth in Section 11.1.

“Independent Directors” means those members of the Board of Directors that qualify as independent directors within the meaning of Rule 10A-3 promulgated under the Exchange Act and the listing criteria of the New York Stock Exchange.

“Initial Term” shall have the meaning set forth in Section 13.1.

“Insurance Broker” means each insurance or re-insurance broker, sub-broker or agent thereof providing marine insurance or re-insurance broking and/or advisory services to the Parent and/or any Subsidiary and/or a Vessel and “Insurance Brokers” means, together, all or any of them.

“Insurances” means  in relation to a Vessel or the Parent or a Subsidiary:

(a)	all policies and contracts of insurance or re-insurance; and

(b)	all entries in a protection and indemnity or war risks or other mutual insurance association,

in the name of such person or persons in respect of or in connection with such Vessel or its owner and includes all benefits thereof (including the right to receive claims and to return of premiums).

“Insurer” means, in relation to the Parent and/or any Subsidiary and/or a Vessel, each insurance company, reinsurance company, protection and indemnity association and/or mutual association or other person offering any kind of Insurance to the Parent and/or such Subsidiary and/or such Vessel or in which the Parent and/or such Subsidiary is a member, partner or shareholder of and “Insurers” means, together, all or any of them.

“Konstantakopoulos Entities” means:

(a)	Konstantinos Konstantakopoulos, Christos Konstantakopoulos, Achillefs Konstantakopoulos or Vassileios Konstantakopoulos;

(b)	any spouse or lineal descendant of any of the individuals set out in paragraph (a) above;

(c)	any person Controlled by, or under common Control with, any such individual or combination of such individuals as set out in paragraphs (a) and (b) above; and

(d)	any trust or foundation where any of the individuals as set out in paragraphs (a) and (b) above or any person as set out in paragraph (c) is, in each case, a beneficiary.

“Management Fee” shall have the meaning set forth in Section 9.1.

“Management Services” shall have, in relation to a Vessel, the meaning set forth in clause 1 of the Shipmanagement Agreement applicable to such Vessel.

“Manager” shall have the meaning set forth in the preamble.

“Manager Related Parties” shall have the meaning set forth in Section 11.2.

“Newbuild” means a new vessel to be or which has just been constructed, or is under construction, pursuant to a shipbuilding contract or other related agreement entered into by the relevant Subsidiary.

“Parent” shall have the meaning set forth in the preamble.

“Questioned Items” shall have the meaning set forth in Section 10.2.

“Related Manager” means any Konstantakopoulos Entity or any Affiliate thereof, in each case, appointed as Submanager in accordance with the terms of this Agreement.

“Separation and Distribution Agreement” shall mean the agreement dated as of May 5, 2025, between Costamare Inc. and the Parent, pursuant to which the latter will be separated from Costamare Inc. and its shares will be distributed to Costamare Inc.’s shareholders.

“Services” shall have the meaning set forth in Section 2.2.

“Ship” means any ocean-going vessel (whether in its construction phase or operational) that is intended to be used primarily to transport cargoes or goods (in dry, liquid, gas or in bulk or containerized on in any other form whatsoever).

“Shipmanagement Agreement” shall have the meaning set forth in Section 3.2.

 “STCW 95” means the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended in 1995 or any subsequent amendment thereto.

“Submanager” shall have the meaning set forth in Section 2.3.

“Subsequent Term” shall have the meaning set forth in Section 13.1.

“Subsidiaries” shall have the meaning set forth in the recitals.

“Supervision Agreement” shall have the meaning set forth in Section 3.3.

“Term” shall have the meaning set forth in Section 13.1.

“Vessels” shall have the meaning set forth in the recitals.

SECTION 1.2.       The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.

SECTION 1.3.     All the terms of this Agreement, whether so expressed or not, shall be binding upon the parties hereto and their respective successors and assigns.

SECTION 1.4.     In the event of any conflict between this Agreement, any Shipmanagement Agreement or any Supervision Agreement, the provisions of this Agreement shall prevail.

SECTION 1.5.       Unless otherwise specified, all references to money refer to the legal currency of the United States of America.

SECTION 1.6.       Unless the context otherwise requires, words in the singular include the plural and vice versa.

SECTION 1.7.     The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.

SECTION 1.8.       Any reference to “person” includes an individual, body corporate, limited liability company, partnership, joint venture, cooperative, trust or unincorporated organization, association, trustee, domestic or foreign government or any agency or instrumentality thereof, or any other entity recognized by law.

SECTION 1.9.       Any reference to an enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended.

SECTION 1.10.    Any reference to (or to any specified provision of) this Agreement or any other document shall be construed as reference to this Agreement, that provision or that document as in force for the time being and as amended in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties.

SECTION 1.11.     Any reference to clauses, appendices and schedules shall be construed as reference to clauses of, appendices to and schedules to this Agreement and references to this Agreement includes its appendices and schedules.

ARTICLE II

APPOINTMENT

SECTION 2.1.       The Parent shall procure that the Manager shall be appointed by (a) each Subsidiary pursuant to the provisions of Section 3.3 as the technical and/or commercial manager of each such Subsidiary’s Vessel on the terms and conditions of the relevant Shipmanagement Agreement and (b) each Subsidiary to be acquiring a Newbuild, pursuant to the provisions of Section 3.4 as the supervisor of the construction thereof on the terms and conditions of the relevant Supervision Agreement.

SECTION 2.2.       The Manager agrees to provide:

(a)          the services specified in Articles V and VI of this Agreement;

(b)          the services specified in each Supervision Agreement; and

(c)          the Management Services in respect of each Vessel specified in each Shipmanagement Agreement (the services to be provided under Sections 2.2(a), 2.2(b) and 2.2(c) collectively the “Services”).

The Parent and the Manager each hereby agree that in the performance of this Agreement, any Supervision Agreement or any Shipmanagement Agreement, the Manager or, as the case may be, any Submanager, is acting solely on behalf of, as agent of and for the account of, the relevant Subsidiary.  The Manager or, as the case may be, the relevant Submanager may advise persons with whom it deals on behalf of the relevant Subsidiary that it is conducting such business for and on behalf of such Subsidiary.

SECTION 2.3.     The Manager may upon notice to the Parent appoint any person (a “Submanager”) at any time throughout the duration of this Agreement to discharge any of the Manager’s duties under this Agreement or a Shipmanagement Agreement or a Supervision Agreement, provided that if such person is not a Related Manager,  the Manager shall obtain the written Consent of the Parent prior to such appointment (such Consent of the Parent shall not be unreasonably withheld or delayed). For the avoidance of doubt, once granted in respect of a Subsidiary, the prior Consent of the Parent shall not be required for the subsequent appointment of a Submanager in respect of another Subsidiary. The Manager shall appoint a Submanager either by entering into a management agreement or supervision agreement (such management agreement or supervision agreement to be on terms to be agreed between the parties thereto and only in respect of the services that the Manager wishes such Submanager to discharge) directly with such Submanager (for the avoidance of doubt, unless otherwise agreed in writing, no Subsidiary shall have any responsibility for any fees or costs incurred under any such management agreement or supervision agreement) or by directing such Submanager to enter into a management agreement or supervision agreement directly with the relevant Subsidiary (such management agreement or supervision agreement to be on terms to be agreed between the parties thereto and only in respect of the services that the Manager wishes such Submanager to discharge).  The Parent shall procure that each Subsidiary shall provide, upon request, written confirmation to the Manager or, as the case may be, a Submanager, that such Subsidiary’s Vessel is commercially and/or technically managed by the Manager or, as the case may be, the relevant Submanager.

SECTION 2.4.       The Manager’s power to delegate performance of any provision of this Agreement, including delegation by directing a Submanager to enter into a management agreement or supervision agreement directly with a Subsidiary in accordance with Section 2.3, shall not limit the Manager’s liability to perform this Agreement with the intention that the Manager shall remain responsible for the due and timely performance of all duties and responsibilities of the Manager hereunder, PROVIDED HOWEVER, that to the extent that any Submanager has performed any such duty, the Manager shall not be under any obligation to perform again the same duty.

ARTICLE III

THE PARENT’S GENERAL OBLIGATIONS

SECTION 3.1.     The Parent shall notify the Manager as soon as possible of the purchase of any Vessel by a Subsidiary (whether the same is a second-hand vessel or a Newbuild), the delivery of any Newbuild from the relevant builder or intermediate seller to the relevant Subsidiary to take ownership of such Newbuild, the sale of any Vessel, the purchase or creation of any direct or indirect Subsidiary of the Parent or the sale or divestiture of any Subsidiary.

SECTION 3.2.       For each Vessel the Parent shall cause the relevant Subsidiary to enter into with the Manager, and the Manager shall enter into with such Subsidiary, a contract substantially in the form attached as Appendix I (each a “Shipmanagement Agreement” and, collectively, the “Shipmanagement Agreements”), with such alterations and additions as are appropriate.

SECTION 3.3.      For each Newbuild the Parent shall cause the relevant Subsidiary to enter into with the Manager, and the Manager shall enter into with such Subsidiary, a contract substantially in the form attached as Appendix II (each a “Supervision Agreement” and, collectively, the “Supervision Agreements”) with such alterations and additions as are appropriate.

SECTION 3.4.      The Parent shall procure that each relevant Subsidiary (a) performs its obligations under any Shipmanagement Agreement or any Supervision Agreement to which it is a party and (b) does not take any action or omit to take any action the effect of which is to cause the Subsidiaries or the Manager or a Submanager to be in breach of this Agreement, any Shipmanagement Agreement and/or any Supervision Agreement.

SECTION 3.5.      The Parent agrees that, save for any Konstantakopoulos Entity or any Affiliate thereof or a Submanager appointed in accordance with Section 2.3, the Manager has been engaged to provide the Services on an exclusive basis and, without receiving the prior written approval of the Manager or before it has lawfully terminated this Agreement in accordance with its terms, it will procure that no Subsidiary shall engage any other entity to provide any of the Services (unless such engagement only becomes effective after the termination of this Agreement).

ARTICLE IV

THE MANAGER’S GENERAL OBLIGATIONS

SECTION 4.1.       In the exercise of its duties hereunder, the Manager shall act in accordance with the reasonable policies, guidelines and instructions from time to time communicated to it in writing by any Subsidiary.

SECTION 4.2.       For each Vessel or, as the case may be, Newbuild, the Manager shall act and do all and/or any of the acts or things described in this Agreement and the relevant Shipmanagement Agreement or Supervision Agreement applicable to each such Vessel or Newbuild in the name and/or on behalf of the relevant Subsidiary or Subsidiaries.

SECTION 4.3.     The Manager acknowledges that the services it will provide pursuant to the Shipmanagement Agreements or the Supervision Agreements are not limited to the services described in such agreements and include those set forth in this Agreement.

SECTION 4.4.       The Manager shall exercise commercially reasonable care to cause all material property of any Subsidiary to be clearly identified as such, held separately from the property of the Manager and, where applicable, held in safe custody.

SECTION 4.5.    The Manager shall exercise commercially reasonable care to cause adequate manpower to be employed by it to perform its obligations under this Agreement, PROVIDED HOWEVER, that the Manager, in the performance of its responsibilities under this Agreement, shall be entitled to have regard to its overall responsibilities in relation to the servicing of its clients and in particular, without prejudice to the generality of the foregoing, the Manager shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Manager considers to be fair and reasonable.

SECTION 4.6.       The Manager, in the performance of its responsibilities under this Agreement, any Supervision Agreement or any Shipmanagement Agreement, shall exercise commercially reasonable care to cause any purchases of products or services from any of its Affiliates to be on terms no less favorable to the Manager than the market prices for products or services that the Manager could obtain on an arm’s length basis from unrelated parties.

SECTION 4.7.      During the term hereof, the Manager agrees that it will provide the Services to the Subsidiaries on an exclusive basis and, without receiving the prior Consent of the Parent, it will not provide any Services or other services contemplated herein to any entity other than the Subsidiaries, Costamare Inc. or any Affiliate thereof, any Konstantakopoulos Entity or any Affiliate thereof, or entities formed pursuant to a joint venture between the Parent, Costamare Inc., any Konstantakopoulos Entity or, in each case, any Affiliate thereof and any third parties.

SECTION 4.8.      If a Vessel (which expression for the purposes of this Section shall include any Newbuild to be acquired by a Subsidiary) and a Ship directly or indirectly owned or operated by a third party are both available and meet the criteria for a charter being fixed by the Manager, the Vessel shall be offered such charter first and the Parent shall have 48 hours from such offer being received to accept such offer, failing which such charter shall be then offered to the relevant third party.

SECTION 4.9.       The Manager shall at all times maintain appropriate and necessary accounts and records as regards the Services and shall make the same available for inspection and auditing by the Parent at such times as may be mutually agreed by the Manager, on the one hand, and the Parent, on the other hand.

ARTICLE V

ADMINISTRATIVE SERVICES

SECTION 5.1.      The Manager shall provide certain general administrative services to the Subsidiaries, including, but not limited to, the following (in the case of paragraphs (a) to (e) and paragraph (i) below, upon the request of the Parent):

(a)          keeping all books and records of things done and transactions performed on behalf of any Subsidiary and/or the Parent (as the case may be) as it may require from time to time, including, but not limited to, liaising with accountants, lawyers, IT consultants and other professional advisors and service providers and maintaining the necessary technical infrastructure such as computer network, PCs, cyber security, etc.;

(b)          except as otherwise contemplated herein, representing any Subsidiary generally in its dealings and relations with third parties;

(c)        maintaining the general ledgers of the Subsidiaries and/or the Parent (as the case may be), preparation of periodic consolidated financial statements of the Parent and/or the Subsidiaries (as the case may be), including, but not limited to, those required for governmental and regulatory or self-regulatory agency filings and reports to shareholders, arranging of the auditing and/or review of any such financial statements and the provision of related data processing services;

(d)         preparing and providing (or procuring, at the relevant Subsidiary’s cost, a third party service provider to prepare and provide) tax returns required by any law or regulatory authority;

(e)         arranging for the provision of advisory services (either directly or, at the relevant Subsidiary’s cost, through a third party service provider) to ensure such Subsidiary is in compliance with all applicable laws, including all relevant securities laws;

(f)          either directly or, at the relevant Subsidiary’s cost, through a third party service provider (such as by appointing lawyers), providing for the presentation, negotiation, settlement, prosecution or defense of any claim, demand or petition on behalf of such Subsidiary arising in connection with the business of such Subsidiary for an amount not exceeding US$1,000,000 or its equivalent, including the pursuit by such Subsidiary of any rights of indemnification or reimbursement;

(g)        administering payroll services, benefits and director’s or consultant’s fees, as applicable, for any person providing services of an employee, officer, consultant or director of a Subsidiary;

(h)          handling general and administrative expenses of each Subsidiary;

(i)        assisting each Subsidiary and/or the Parent (as the case may be) in establishing and maintaining a system of internal controls sufficient to satisfy any applicable law or regulatory requirements;

(j)         maintaining, at the relevant Subsidiary’s cost, such Subsidiary’s corporate existence, qualification and good standing in all necessary jurisdictions and assisting in all other corporate and regulatory compliance requirements; and

(k)         at the relevant Subsidiary’s request, providing environmental compliance services, including but not limited to, collecting, monitoring and reporting of emissions, greenhouse gas intensity and other data, acquiring, collecting, safekeeping and surrendering emission allowances, acting as the responsible entity vis a vis competent authorities or providing/arranging for the provision to the relevant Subsidiary of all relevant data and information allowing such Subsidiary to act as the responsible entity vis a vis competent authorities.

ARTICLE VI

COMMERCIAL SERVICES

SECTION 6.1.      In addition to any commercial services provided under clause 3.3 of each Shipmanagement Agreement, the Manager shall provide the following commercial services to the Subsidiaries:

(a)          performing class records review and physical inspections in respect of any vessel considered for purchase by a Subsidiary;

(b)         at the request of the relevant Subsidiary, providing administrative services in connection with the purchase of a second-hand vessel or the acquisition and sale of a Newbuild, in either case by such Subsidiary;

(c)      managing relationships between the Subsidiaries and any existing or potential charterers, shipbuilders, insurers, lenders, shipmanagers and other shipping industry service providers/participants;

(d)         at the request of a Subsidiary, providing certain services in connection with such Subsidiary taking physical delivery of a vessel, registering a vessel under a ship register, tendering physical delivery of a Vessel or deleting a Vessel from the applicable port of registry, in each case on behalf of such Subsidiary.

ARTICLE VII

INTENTIONALLY OMITTED

ARTICLE VIII

INTENTIONALLY OMITTED

ARTICLE IX

MANAGEMENT FEES AND EXPENSES

SECTION 9.1.     In consideration of the Manager providing the Services to the Subsidiaries, the Parent shall pay the Manager the following fees (together, the “Management Fees” and, on a per Vessel basis, the “Management Fee”):

(a)          subject to Sections 9.2 and 9.3, a fee of US$1,020 per day per Vessel during the term of this Agreement payable monthly in arrears (pro rated to reflect the actual number of days that the relevant Subsidiary owns or charters-in each Vessel during the applicable month), unless a Vessel is chartered-out to a third party on a bareboat charter basis, in which case the fee payable to the Manager for such Vessel during the term of this Agreement shall be, subject to Sections 9.2 and 9.3, US$510 per day, PROVIDED HOWEVER, that when in respect of certain services to a Vessel the Manager appoints a Submanager in accordance with Section 2.3 and such Submanager enters into a management agreement directly with the relevant Subsidiary (the “direct agreement”), the fees payable by the Parent and/or such Subsidiary under this Agreement and/or any relevant Shipmanagement Agreement in respect of such Vessel pursuant to Section 9.1(a) shall be US$1,020 per day, or as the case may be, US$510 per day minus, in each case, the fees per day payable by such Subsidiary to such Submanager under the relevant direct agreement in respect of such Vessel;

(b)        a fee equal to 0.15% calculated on the aggregate of the gross freight, demurrage, charter hire, ballast bonus or other income obtained for the employment of each Vessel during the term of this Agreement, payable to the Manager monthly in arrears, only to the extent such freight, demurrage, charter hire, ballast bonus or other income, as the case may be, is received as revenue; and

(c)         subject to Sections 9.2 and 9.3, a fee of US$839,988 per Newbuild under construction for the services rendered by the Manager under the Supervision Agreement in respect of such Newbuild, payable in accordance with the terms of such Supervision Agreement.

SECTION 9.2.     The Management Fees will be fixed and shall not be subject to adjustment for Euro/U.S. Dollar exchange rate fluctuations or inflation for the term of this Agreement, save that for the 12-month period starting on January 1, 2026 and for each subsequent 12-month period falling thereafter (each such 12-month period referred to hereinafter as an “Annual Period”), the Management Fee for each Vessel payable pursuant to Section 9.1(a) or Section 9.1(c) will be adjusted pursuant to Section 9.3.

SECTION 9.3.      The Management Fee for each Vessel payable pursuant to Section 9.1(a) or Section 9.1(c), for the Annual Period commencing on January 1, 2026 and each subsequent Annual Period thereafter, will, in each case, be adjusted upwards with effect from the beginning of such Annual Period if:

(a)           the average of the Euro/U.S. Dollar exchange rates during the 12-month period ending on the last day of the month of September falling before the commencement date of such Annual Period (such average being the average over the applicable period, as calculated by the Manager from the Euro Foreign Exchange Reference Rate published daily at 15:00 CET by the European Central Bank on www.ecb.int) evidence that the Euro has strengthened against the U.S. Dollar by more than five per cent (5%) from:

(i)             in the case of the first Annual Period starting on January 1, 2026, the rate existing on the business day immediately prior to the date of this Agreement, and

(ii)            in the case of each subsequent Annual Period, the previous Euro/U.S. Dollar average calculated for the purposes of this Section 9.3 in respect of the immediately previous Annual Period,

by the average percentage amount by which the Euro has in each such case so strengthened against the U.S. Dollar; and/or

(b)           the Manager has incurred a material unforeseen increase in the cost of providing the Services, by an amount to be agreed between the Manager and the Parent, each acting in a commercially reasonable manner.

SECTION 9.4.       The Manager shall, subject to Section 9.5, pay for all usual office expenses incurred by it as the Manager.

SECTION 9.5.      The Parent hereby acknowledges that any capital expenditure, financial costs, operating expenses for each Vessel and any general and administrative expenses of the Subsidiaries whatsoever are not covered by the Management Fees and any such expenditure, costs and expenses shall be paid fully by the Parent or the applicable Subsidiary, whether directly to third parties (which for the avoidance of doubt shall include any Submanager) or by payment to such third parties through the Manager and, without prejudice to Section 10.8, to the extent incurred by the Manager, shall be reimbursed to it by the Parent and/or any Subsidiary the Manager seeks, in its discretion, reimbursement from.  The said capital expenditure, financial costs, operating expenses for each Vessel and general and administrative expenses of the Subsidiaries include, without limiting the generality of the foregoing, items such as:

(a)          fees, interest, principal and any other costs due to the Subsidiaries’ financiers and their respective advisors;

(b)       all voyage expenses and vessel operating and maintenance expenses relating to the operation and management of the Vessels (including Crew costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs, vetting expenses, etc.);

(c)         any commissions, fees, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors or any other third parties whatsoever appointed by the Manager whether in its name or on behalf and/or in the name of any Subsidiary;

(d)        any commissions, fees, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors or any other third parties (other than, if applicable, a Related Manager) whatsoever sub-contracted to the Manager in the normal and reasonable course of meeting the Manager’s duties and obligations under this Agreement or any Shipmanagement Agreement or any Supervision Agreement including the duties provided in Articles V and VI of this Agreement;

(e)          applicable deductibles, insurance premiums and/or P&I calls;

(f)         postage, communication, traveling, lodging, victualling, overtime, out of office compensation and out of pocket expenses of the Manager and/or its personnel, incurred in pursuance of the Services; and

(g)         any other out of pocket expenses that are incurred by the Manager in the performance of the Services pursuant to this Agreement, any Supervision Agreement or any Shipmanagement Agreement.

SECTION 9.6.      The Manager shall have the right to demand the Management Fee payable in relation to each Vessel from either the Parent or the Subsidiary owning such Vessel under the terms of the relevant Shipmanagement Agreement.  By written notice to the Parent, the Manager may direct the Parent to pay any amounts owing by the Manager to any Submanager pursuant to a subcontract of any provisions of this Agreement or any Shipmanagement Agreement or any Supervision Agreement, directly to the relevant Submanager. Notwithstanding anything to the contrary contained, provided or implied in this Agreement, any Supervision Agreement or any Shipmanagement Agreement, the Manager shall be entitled to receive and retain any address commission, other commission, credit (whether discretionary or not), continuity credit (whether annual, semi-annual or other), dividend, distribution, charge, fee (whether advisory or otherwise), interest, premium refund, return premium, allowance, discount, rebate or other similar amount payable to, declared (including by way of set-off, combination of accounts or otherwise) in favour of or allocated in favour of the Parent, any Subsidiary or any other assured, co-assured, joint assured or member by an Insurer in relation to or in connection with the relevant Insurances, unless the Manager expressly directs otherwise. In addition, the Parent shall, and shall procure that each Subsidiary shall, instruct the relevant Insurers and Insurance Brokers to hold on behalf of and/or pass to the Manager any such commissions, credits, fees, allowances, discounts, rebates etc.

SECTION 9.7.      In the event that a Shipmanagement Agreement is terminated, other than by reason of default by the Managers, the Management Fee payable to the Manager under Section 9.1(a) for the Vessel subject to such Shipmanagement Agreement shall be payable in respect of such Vessel for a further period of three months from the termination date.  The fees payable for the said three months shall be paid in one lump sum in advance on the termination of the relevant Shipmanagement Agreement.  In addition, the relevant Subsidiary shall pay any Severance Costs (as such term is defined in the relevant Shipmanagement Agreement) for the relevant Vessel which may materialize.

ARTICLE X

BUDGETS, CORPORATE PLANNING AND EXPENSES

SECTION 10.1.    On or before October 1 of each calendar year, the Manager shall prepare and submit to the Executive Officers a detailed draft budget for the next calendar year in a format acceptable to the Executive Officers and the Board of Directors and generally used by the Manager which shall include a statement of estimated revenue and out-of-pocket expenses in providing the Services (the “Draft Budget”).

SECTION 10.2.     For a period of 20 days after receipt of the Draft Budget, the Executive Officers, from time to time, may request further details and submit written comments on the Draft Budget.  If the Executive Officers do not agree with any item of the Draft Budget, they will, within the same 20-day period, give the Manager notice of any inquiries to the Draft Budget, which notice will include the list of items under consideration (the “Questioned Items”) and a proposal for the resolution of each such Questioned Item.  The Executive Officers and the Manager will endeavor to resolve any such differences between them with respect to the Questioned Items, failing which the relevant Questioned Items shall be left as presented by the Manager.  If the Executive Officers do not present any Questioned Items within such 20-day period, they will be deemed to have accepted the Draft Budget and such Draft Budget shall be deemed to be the Approved Budget (as defined in Section 10.3).

SECTION 10.3.    By November 15 of the relevant calendar year (or such later date as the Manager and the Board of Directors deem appropriate), and to the extent that changes are required to the Draft Budget pursuant to Section 10.2, the Manager will prepare and deliver to the Parent a revised budget that has been approved by the Executive Officers (the “Approved Budget”).  However, the Parent acknowledges that the Approved Budget is only an estimate of the performance of the Vessels and/or the Subsidiaries and the Manager makes no assurance, representation or warranty that the actual performance of the Vessels and/or the Subsidiaries in any relevant calendar year will correspond to the estimates contained in the Approved Budget for that calendar year.  Notwithstanding the provisions of Section 10.2 and this Section 10.3, the Approved Budget for the 2025 calendar year shall be the 2025 budget that has been previously approved by Costamare Inc.

SECTION 10.4.    The Manager may, from time to time, in any calendar year propose amendments to the Approved Budget upon 15 days notice to the Parent, in which event the Executive Officers will have the right to approve the amendments in accordance with the process set out in Section 10.2 with the relevant time periods being amended accordingly.

SECTION 10.5.    Once the Approved Budget has been delivered, the Manager shall prepare and present to the Parent its estimate of the working capital requirements of the Vessels and the Subsidiaries and the Manager shall each month update this estimate.  Based thereon, the Manager shall each month make a request to the Parent and/or, as the case may be, the relevant Subsidiaries, in writing for the funds required to provide the Services to the Subsidiaries and to operate each Vessel for the ensuing month, including the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. The Manager may also make a request in writing to the Parent and/or, as the case may be, the relevant Subsidiaries, at any time for funds required for the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions.  Such funds shall be received by the Manager within ten calendar days after the receipt by the Parent or, as the case may be, the relevant Subsidiary of the Manager’s written request and shall be held in a separate bank account in the name of the Manager or, if requested by the Manager, in the name of the Parent or of the relevant Subsidiary.

At the end of each quarter or, if the Manager from time to time so requires, month, the Manager shall preliminarily reconcile the amounts advanced to it by the Parent or, as the case may be, the relevant Subsidiary, with the amounts actually expended by it for the operation of each of the Vessels and/or the Subsidiaries, and (a) the Manager shall remit to the Parent, or credit to the Parent amounts to be advanced to it hereunder for future months, any unused portion of the amounts previously advanced by the Parent or, as the case may be, the relevant Subsidiary, or (b) the Parent shall pay to the Manager any amounts properly expended by the Manager in excess of the amounts previously advanced by the Parent or, as the case may be, the relevant Subsidiary.  The Parent and the Manager shall reconcile any amounts due to the Parent by the Manager or due to the Manager by the Parent for each fiscal year of the Parent as promptly as practicable following the close of each such fiscal year.  Without prejudice to Section 10.8, any expenses incurred by the Manager under the terms of this Agreement on behalf of any Subsidiary may be debited against the account of the respective Subsidiary, but shall in any event remain payable by the Parent and the relevant Subsidiary to the Manager on demand.

SECTION 10.6.     The Manager shall also maintain the records of all costs and expenses incurred, including any invoices, receipts and supplementary materials as are necessary or proper for the settlement of accounts.

SECTION 10.7.     Insofar as any moneys are collected from third parties by the Manager under the terms of any Shipmanagement Agreement and/or any Supervision Agreement (other than moneys payable by a Subsidiary to the Manager), such moneys and any interest thereon shall be held to the credit of the relevant Subsidiary in a separate bank account in the name thereof.  Interest on any such bank account shall be for the benefit of the relevant Subsidiary.

SECTION 10.8.     Notwithstanding anything contained herein to the contrary, the Manager shall in no circumstances be required to use or commit its own funds to finance the provision of the Services.

SECTION 10.9.     To the extent that a Related Manager has been appointed in accordance with the terms of Section 2.3, it is agreed by the Parent and the Manager for the benefit of such Related Manager that the provisions of Article X shall apply to such Related Manager as if such provisions were repeated herein, but with references to:

(a)            the “Manager” being deemed as references to the relevant Related Manager;

(b)           the “Services” being deemed as references to the services to be performed by such Related Manager under the relevant management agreement;

(c)           the “Vessels” being deemed as references to the Vessels being managed by such Related Manager under a management agreement entered into directly with the relevant Subsidiaries;

(d)            the “Parent” being deemed as references to the relevant Subsidiaries; and

(e)           references to “this Agreement, any Shipmanagement Agreement and/or any Supervision Agreement” being deemed as references to any management agreement signed by such Related Manager directly with the relevant Subsidiaries.

ARTICLE XI

LIABILITY AND INDEMNITY

SECTION 11.1.    Save for the obligation of the Parent to pay any moneys due to the Manager hereunder, neither any Subsidiary nor the Manager shall be under any liability to the other for any failure to perform any of their obligations hereunder by reason of Force Majeure.  “Force Majeure” shall mean any cause whatsoever of any nature or kind beyond the reasonable control of the relevant Subsidiary or the Manager, including, without limitation, acts of God, acts of civil or military authorities, acts of war or public enemy, acts of any court, regulatory agency or administrative body having jurisdiction, insurrections, riots, strikes or other labor disturbances, embargoes or other causes of a similar nature.

SECTION 11.2.    The Manager, including its officers, directors, employees, shareholders, agents, sub-contractors and any Submanager (the “Manager Related Parties”) shall be under no liability whatsoever to the Parent, any Subsidiary or to any third party (including the Crew) for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel), and howsoever arising in the course of the performance of this Agreement, any Shipmanagement Agreement or any Supervision Agreement, unless and to the extent that the same is proved to have resulted solely from the gross negligence or willful misconduct of the Manager, its officers, employees, agents, sub-contractors or any Submanager.

SECTION 11.3.    Notwithstanding anything that may appear to the contrary in this Agreement or any Shipmanagement Agreement, the Manager shall not be liable for any of the actions of the Crew, even if such actions are negligent, grossly negligent or willful, except only to the extent that they are shown to have resulted from a failure by the Manager to discharge its obligations under clause 3.1 of each Shipmanagement Agreement, in which case the Manager’s liability shall be limited in accordance with the terms of this Article XI.

SECTION 11.4.    The Parent shall indemnify and hold harmless the Manager Related Parties against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement, any Shipmanagement Agreement or any Supervision Agreement and against and in respect of any loss, damage, delay or expense of whatsoever nature (including legal costs and expenses on a full indemnity basis), whether direct or indirect, incurred or suffered by any Manager Related Party arising out of or in connection with the performance of this Agreement, any Shipmanagement Agreement and any Supervision Agreement, unless incurred or suffered due to the gross negligence or willful misconduct of any Manager Related Party.

SECTION 11.5.     It is hereby expressly agreed that no employee or agent of the Manager (including any sub-contractor from time to time employed by the Manager) shall in any circumstances whatsoever be under any liability whatsoever to the Parent, any Subsidiary or any third party for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment or agency and, without prejudice to the generality of the foregoing provisions in this Article XI, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Manager or to which the Manager is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid, and for the purpose of all the foregoing provisions of this Article XI, the Manager is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be the Manager’s servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.  Nothing in this Section 11.5 shall be construed so as to further limit any liability the Manager may have to the Subsidiaries under Section 11.2.

SECTION 11.6.     The provisions of this Article XI shall survive any termination of this Agreement.

ARTICLE XII

RIGHTS OF THE MANAGER AND RESTRICTIONS ON THE MANAGER’S AUTHORITY

SECTION 12.1.    Except as may be provided in this Agreement or in any separate written agreement between the Parent or any Subsidiary and the Manager or a Submanager, the Manager and any Submanager shall be an independent contractor and not the agent of the Parent or any Subsidiary and shall have no right or authority to incur any obligation on behalf of the Parent or any Subsidiary or to bind the Parent and/or any Subsidiary in any way whatsoever.  Nothing in this Agreement shall be deemed to make the Manager or any Submanager or any of their subsidiaries or employees an employee, joint venturer or partner of the Parent or any Subsidiary.

SECTION 12.2.     The Parent acknowledges that the Manager or, as the case may be, any Submanager shall have no responsibility hereunder, direct or indirect, with regard to the formulation of the business plans, policies, management or strategies (financial, tax, legal or otherwise) of the Parent or any Subsidiary, which is solely the responsibility of the Parent and each respective Subsidiary.  The Parent and each Subsidiary shall set its corporate policies independently through its respective board of directors and executive officers and nothing contained herein shall be construed to relieve such directors or officers from the performance of their duties or to limit the exercise of their powers.

SECTION 12.3.     Notwithstanding the other provisions of this Agreement:

(a)           the Manager or, as the case may be, any Submanager may act with respect to a Subsidiary upon any advice, resolutions, requests, instructions, recommendations, direction or information obtained from such Subsidiary or any banker, accountant, broker, lawyer or other person acting as agent of or adviser to such Subsidiary and the Manager or, as the case may be, the relevant Submanager shall incur no liability to such Subsidiary for anything done or omitted or suffered in good faith in reliance upon such advice, instruction, resolution, recommendation, direction or information made or given by such Subsidiary or its agents, in the absence of gross negligence or willful misconduct by the Manager or, as the case may be, the relevant Submanager or their respective servants, and shall not be responsible for any misconduct, mistake, oversight, error of judgment, neglect, default, omission, forgetfulness or want of prudence on the part of any such banker, accountant, broker, lawyer, agent or adviser or other person as aforesaid;

(b)           the Manager or, as the case may be, a Submanager shall not be under any obligation to carry out any request, resolution, instruction, direction or recommendation of the Parent or any Subsidiary or their respective agents if the performance thereof is or would be illegal or unlawful; and

(c)           the Manager or, as the case may be, the relevant Submanager shall incur no liability to the Parent or any Subsidiary for doing or failing to do any act or thing which it shall be required to do or perform or forebear from doing or performing by reason of any provision of any law or any regulation or resolution made pursuant thereto or any decision, order or judgment of any court or any lawful request, announcement or similar action of any person or body exercising or purporting to exercise the legitimate authority of any government or of any central or local governmental institution in each case where the above entity has jurisdiction.

ARTICLE XIII

TERMINATION OF THIS AGREEMENT

SECTION 13.1.     This Agreement shall be effective as of the Distribution Date and, subject to Sections 13.2, 13.3, 13.4 and 13.5, shall continue until December 31, 2030 (the “Initial Term”).  Thereafter the term of this Agreement shall be extended on a year-to-year basis (each a “Subsequent Term”) unless the Parent, at least 12 months prior to the end of the then current term, gives written notice to the Manager that it wishes to terminate this Agreement at the end of the then current term.  In no event will the term of this Agreement (the “Term”) extend beyond the date falling ten years after the last day of the Initial Term.

SECTION 13.2.      The Parent shall be entitled to terminate this Agreement by notice in writing to the Manager if:

(a)           the Manager defaults in the performance of any material obligation under this Agreement, subject to a cure right of 20 Business Days following written notice by the Parent, PROVIDED ALWAYS, that any default of the Manager to perform any of its obligations under a particular Shipmanagement Agreement or any Supervision Agreement, shall not, in itself, entitle the Parent to terminate this Agreement pursuant to this Section 13.2(a) and shall only allow the relevant Subsidiary to terminate the relevant Shipmanagement Agreement or Supervision Agreement;

(b)            any moneys due and payable to the Parent or third parties by the Manager under this Agreement is not paid or accounted for within 10 Business Days following written notice by the Parent;

(c)            there is a Change in Control of the Manager; or

(d)           the Manager is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including, for the avoidance of doubt, fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to the Parent, PROVIDED ALWAYS, such crime is not a misdemeanor and PROVIDED ALWAYS further that such crime has been committed solely and directly by an officer or director of the Manager acting within the terms of his or her employment or office.

SECTION 13.3.     The Manager shall be entitled to terminate this Agreement by notice in writing to the Parent if:

(a)         any moneys payable by the Parent under this Agreement is not paid when due or if due on demand within 20 Business Days following demand by the Manager;

(b)           the Parent defaults in the performance of any other material obligations under this Agreement, subject to a cure right of 20 Business Days following written notice by the Manager; or

(c)            there is a Change in Control of the Parent;

SECTION 13.4.     Either party shall be entitled to terminate this Agreement by notice in writing to the other party if:

(a)           the other party ceases to conduct business, or all or substantially all of the equity-interests, properties or assets of such other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 Business Days;

(b)           (i) the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation; (ii) a petition is filed against the other party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 Business Days of its filing; (iii) the other party shall admit in writing its insolvency or its inability to pay its debts as they mature; (iv) an order is made for the appointment of a liquidator, manager, receiver or trustee of the other party of all or a substantial part of its assets; (v) if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or a substantial part of the other party’s undertaking, property or assets; or (vi) if an order is made or a resolution is passed for the other party’s winding up;

(c)           the other party is prevented from performing its obligations hereunder, in any material respect, by reasons of Force Majeure for a period of two or more consecutive months; or

(d)            all Supervision Agreements and all Shipmanagement Agreements are terminated in accordance with the respective terms thereof.

SECTION 13.5.    Upon the effective date of termination pursuant to this Article XIII, the Manager shall promptly terminate its services hereunder, after taking reasonable commercial steps to minimize any interruption to the business of the Subsidiaries.

SECTION 13.6.     Upon termination, the Manager shall, as promptly as possible, submit a final accounting of funds received and disbursed under this Agreement, any Supervision Agreement and/or any Shipmanagement Agreement and of any remaining Management Fees and/or any other funds due from the Parent or any other Subsidiary, calculated pro rata to the date of termination, and any non-disbursed funds of any Subsidiary in the Manager’s possession or control will be paid by the Manager as directed by such Subsidiary promptly upon the Manager’s receipt of all sums then due to it under this Agreement, any Supervision Agreement and/or any Management Agreement, if any.

SECTION 13.7.   Upon termination of this Agreement, the Manager shall release to the relevant Subsidiaries the originals where possible, or otherwise certified copies, of all such accounts and all documents specifically relating to each Vessel or the provision of the Services.

SECTION 13.8.     Upon termination of this Agreement either by the Manager for any reason (other than pursuant to Section 13.4(c)) or by the Parent pursuant to Section 13.1, the Parent shall be liable to pay to the Manager as liquidated damages an amount in U.S. Dollars equal to the lesser of (a) ten times and (b) the number of full years remaining prior to the date falling ten years after the last day of the Initial Term times, in each case, the aggregate fees due and payable to the Manager under the terms of this Agreement during the 12-month period ending on the date of termination of this Agreement (without taking into account any reduction to the fees payable to the Manager under Section 9.1(a) in the event that a Submanager has been appointed as provided therein), PROVIDED ALWAYS, that the amount of liquidated damages payable hereunder shall never be less than two times the aggregate fees due and payable to the Manager under the terms of this Agreement during the 12-month period ending on the date of termination of this Agreement.

SECTION 13.9.     The provisions of this Article XIII shall survive any termination of this Agreement.

ARTICLE XIV

NOTICES

SECTION 14.1.    All notices, consents and other communications hereunder, or necessary to exercise any rights granted hereunder, shall be in writing, sent either by prepaid registered mail or telefax, and will be validly given if delivered on a Business Day to an individual at the following address:

Costamare Bulkers Holdings Limited
Guildo Pastor Center
7 rue Gabian
98000 Monaco
Attention: Gerant
Email: info@costamarebulkers.mc

Costamare Shipping Company S.A.
60 Zephyrou Street & Syngrou Avenue
Palaio Faliro, Athens, Greece
Attention: General Manager
Email: info@costamare.com

ARTICLE XV

APPLICABLE LAW

SECTION 15.1.     This Agreement and any non-contractual obligations connected with it shall be governed by, and construed in accordance with, the laws of England.

SECTION 15.2.     Except for Sections 2.3, 3.5, 9.5, 9.6 and 10.9 and Articles XI and XII which can be relied on by a Related Manager, no other term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

ARTICLE XVI

ARBITRATION

SECTION 16.1.     All disputes arising out of this Agreement and/or any non-contractual obligations connected with it shall be arbitrated in London in the following manner.  One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen.  Their decision or that of any two of them shall be final.  The arbitrators shall be commercial persons, conversant with shipping matters.  Such arbitration is to be conducted in accordance with the London Maritime Arbitration Association (LMAA) Terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

SECTION 16.2.    In the event that a party hereto shall state a dispute and designate an arbitrator in writing, the other party shall have 10 Business Days to designate its own arbitrator.  If such other party fails to designate its own arbitrator within such period, the arbitrator appointed by the first party can render an award hereunder.

SECTION 16.3.   Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

SECTION 16.4.     The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement, including but not limited to the posting of security.  Awards pursuant to this Article XVI may include costs and judgments may be entered upon any award made herein in any court having jurisdiction.

ARTICLE XVII

MISCELLANEOUS

SECTION 17.1.     This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto.  This Agreement may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

SECTION 17.2.    During the term hereof, the Manager will not provide services hereunder through, or otherwise cause any Subsidiary to have, an office or fixed place of business in the United States.

SECTION 17.3.     This Agreement may be executed in one or more written counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the date first above written.

COSTAMARE BULKERS HOLIDNGS LIMITED

By:	/s/ Gregory Zikos
Name: Gregory Zikos
Title: Chief Executive Officer, Director

COSTAMARE SHIPPING COMPANY S.A.

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos
Title: Director

1.	Date of Agreement

[to be dated the date of execution]

2.	Owners (name, place of registered oﬃce and law of registry) (Cl. 1)	3.	Managers (name, place of registered oﬃce and law of registry) (Cl. 1)

Name		Name

[name of relevant subsidiary]		Costamare Shipping Company S.A.

Place of registered oﬃce		Place of registered oﬃce

[to be completed]		Panama City, Republic of Panama

Law of registry		Law of registry

[to be completed]		Republic of Panama

4.	Day and year of commencement of Agreement (Cl. 2)

[to be completed on execution]

5.	Crew Management (state “yes” or “no” as agreed) (Cl. 3.1)	6.	Technical Management (state “yes” or “no” as agreed) (Cl. 3.2)

Yes		Yes

7.	Commercial Management (state “yes” or “no” as agreed) (Cl. 3.3)	8.	Insurance Arrangements (state “yes” or “no” as agreed) (Cl. 3.4)

Yes		Yes

9.	Accounting Services (state “yes” or “no” as agreed) (Cl. 3.5)	10.	Sale or purchase of the Vessel (state “yes” or “no” as agreed) (Cl. 3.6)

Yes		Yes

11.	Provisions (state “yes” or “no” as agreed) (Cl. 3.7)	12.	Bunkering (state “yes” or “no” as agreed) (Cl. 3.8)

Yes		Yes

13.	Chartering Services Period (only to be ﬁlled in if “yes” stated in Box 7) (Cl. 3.3(i))	14.	Owners’ Insurance (state alternative (i), (ii) or (iii) of Cl. 6.3)

36 months (incl. any optional extensions applicable)		Clause 6.3(ii)

15.	~~Annual~~ Management Fee (state ~~annual~~ amount) (Cl. 8.1)	16.	Severance Costs (state maximum amount) (Cl. 8.4(ii))

See Clause 8.1		Not applicable

17.	Day and year of termination of Agreement (Cl. 17)	18. Law and Arbitration (state alternative 19.1, 19.2 or 19.3; if 19.3 place of arbitration must be stated) (Cl. 19)

See Clause 17		See Clause 19.1

19. Notices (state postal ~~and cable~~ address~~, telex~~ and telefax number for serving notice and communication to the Owners) (Cl. 20)		20. Notices (state postal ~~and cable~~ address, ~~telex~~ and telefax number for serving notice and communication to the Managers) (Cl. 20)

C/O Costamare Bulkers Holdings Limited. Gildo Pastor Center, 7 rue du Gabian, MC98000 Monaco Email: legal@costamarebulkers.com Attention: Gerant		60 Zephyrou street & Syngrou avenue, 17564 Athens, Greece Email: Info@costamare.com Attention: General Manager

It is mutually agreed between the party stated in Box 2 and the party stated in Box 3 that this Agreement consistng of PART l and PART ll as well as Annexe~~s~~ “A” (Details of Vessel)~~, “B” (Details of Crew), “C” (Budget) and “D” (Associated vessels)~~ attached hereto, shall be performed subject to the conditons contained herein. In the event of a conﬂict of conditons, the provisions of PART l and Annexe~~s~~ “A”~~, “B”, “C” and “D”~~ shall prevail over those of PART ll to the extent of such conﬂict but no further.

Signature(s) (Owners)	Signature(s) (Managers)

[name of relevant subsidiary]	Costamare Shipping Company S.A.

PART II
1.	Deﬁnitions

In this Agreement save where the context otherwise requires, the following words and expressions shall have the meanings hereby assigned to them.

“Owners” means the party identiﬁed in Box 2. “Managers” means the party identiﬁed in Box 3.

“Vessel” means the vessel or vessels details of which are set out in Annex “A” attached hereto.

“Business Days” shall have the same meaning as ascribed thereto in Section 1.1 of the Framework Agreement.

“Crew” means the Master, oﬃcers and ratings employed on the Vessel from time to time ~~of the numbers, rank and nationality speciﬁed in Annex “B” attached hereto.~~

~~“Crew Support Costs” means all expenses of a general nature which are not particularly referable to any individual vessel for the time being managed by the Managers and which are incurred by the Managers for the purpose of providing an eﬃcient and economic management service and, without prejudice to the generality of the foregoing, shall include the cost of crew standby pay, training schemes for oﬃcers and ratings, cadet training schemes, sick pay, study pay, recruitment and interviews.~~

“Related Manager” shall have the meaning as ascribed thereto in Section 1.1. of the Framework Agreement.

“Severance Costs” means the costs which the employers are legally obliged to pay to or in respect of the Crew as a result of the early termination of any employment contract for service on the Vessel.

“Crew Insurances” means insurances against crew risks which shall include but not be limited to death, sickness, repatriation, injury, shipwreck unemployment indemnity and loss of personal eﬀects.

“Framework Agreement” means the agreement dated 2 November 2015 made between the Parent and the Managers as amended and restated from time to time.

“Management Services” means the services speciﬁed in sub-clauses 3.1 to 3.8 as indicated aﬃrmatively in Boxes 5 to 12.

“ISM Code” means the International Management Code for the Safe Operation of Ships and for Pollution Prevention as adopted by the International Maritime Organization (IMO) by resolution A.741(18) or any subsequent amendment thereto.

“ISPS Code” means the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organization now set out in Chapter XI-2 of the International Convention for the Safety of Life at Sea (SOLAS) 1974 (as amended) and the mandatory ISPS Code as adopted by a Diplomatic Conference of the International Maritime Organization on Maritime Security in December 2002 and includes any amendments or extensions to it and any regulation issued pursuant to it.
“Parent” means Costamare Bulkers Holdings Limited of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960.

“STCW 95” means the International Convention on Standards of Training, Certiﬁcation and Watchkeeping for Seafarers, 1978, as amended in 1995 or any subsequent amendment thereto.

2.	Appointment of Managers

With eﬀect from the day and year stated in Box 4 and continuing unless and until terminated as provided herein, the Owners hereby appoint the Managers as the technical and commercial managers of the Vessel and the Managers hereby agree to act as the technical and commercial ~~M~~managers of the Vessel.

3.	Basis of Agreement

Subject to the terms and conditions herein provided, during the period of this Agreement, the Managers shall carry out Management Services in respect of the Vessel as agents for and on behalf of the Owners. The Managers shall have authority to take such actions as they may from time to time in their absolute discretion consider to be necessary to enable them to perform this Agreement in accordance with sound ship management practice.

PART II
3.1	Crew Management

(only applicable if agreed according to Box 5)

The Managers shall provide suitably qualiﬁed Crew for the Vessel as required by the Owners in accordance with the STCW 95 requirements, provision of which includes but is not limited to the following functions:

(i) selecting and engaging the Vessel’s Crew, including payroll arrangements, pension administration, and insurances for the Crew other than those mentioned in Clause 6;

(ii) ensuring that the applicable requirements of the law of the ﬂag of the Vessel are satisﬁed in respect of manning levels, rank, qualiﬁcation and certiﬁcation of the Crew and employment regulations including Crew’s tax, social insurance, discipline and other requirements;

(iii) ensuring that all members of the Crew have passed a medical examination with a qualiﬁed doctor certifying that they are ﬁt for the duties for which they are engaged and are in possession of valid medical certiﬁcates issued in accordance with appropriate ﬂag State requirements. In the absence of applicable ﬂag State requirements the medical certiﬁcate shall be dated not more than three months prior to the respective Crew members leaving their country of domicile and maintained for the duration of their service on board the Vessel;

(iv) ensuring that the Crew shall have a command of the English language of a suﬃcient standard to enable them to perform their duties safely;

(v)  arranging transportation of the Crew, including repatriation, board and lodging as and when required at rates and ty pes of accommodations as customary in the industry;

(vi) training of the Crew and supervising their eﬃciency;

(vii) keeping and maintaining full and complete records of any labor agreements which may be entered into with the Crew and if applicable conducting union negotiations;

(viii) operating the Managers’ drug and alcohol policy unless otherwise agreed in writing.

3.2	Technical Management

(only applicable if agreed according to Box 6)

The Managers shall provide technical management which includes, but is not limited to, the following functions:

(i) provision of competent personnel to supervise the maintenance and general eﬃciency of the Vessel;

(ii) arrangement and supervision of dry dockings, repairs, alterations and the upkeep of the Vessel to the standards required by the Owners provided that the Managers shall be entitled to incur the necessary expenditure to ensure that the Vessel will comply with the law of the ﬂag of the Vessel and of the places where she trades, and all requirements and recommendations of the classiﬁcation society;

(ii) arrangement of the supply of necessary stores, spares and lubricating oil;

(iv) appointment of surveyors and technical consultants as the Managers may consider from time to time to be necessary;

(v) development, implementation and maintenance of a Safety Management System (SMS) in accordance with the ISM Code (see sub-clauses 4.2 and 5.3) and of security system in accordance with the ISPS Code;.
(vi) handling any claims against the builder of the Vessel arising out of the relevant shipbuilding contract, if applicable; and
(vii) on request by the Owners, providing the Owners with a copy of any inspection report, survey, valuation or any other similar report prepared by any shipbrokers, surveyors, the Class etc.

3.3	Commercial Management

(only applicable if agreed according to Box 7)

PART II
The Managers shall provide the commercial operation of the Vessel, as required by the Owners, which includes, but is not limited to, the following functions:

(i) providing chartering services in accordance with the Owners’ instructions which include, but are not limited to, seeking and negotiating employment for the Vessel and the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of the Vessel, whether on a voyage, time, demise, contract of aﬀreightment or other basis. If such a contract exceeds the period stated in Box 13, consent thereto in writing shall ﬁrst be obtained from the Owners.

(ii)arranging of the proper payment to Owners or their nominees of all hire and/or freight revenues or other moneys of whatsoever nature to which Owners may be entitled arising out of the employment of or otherwise in connection with the Vessel.

(iii) providing voyage estimates and accounts and calculating of hire, freights, demurrage and/or despatch moneys due from or due to the charterers of the Vessel;

(iv) issuing to the Crew appropriate ~~of~~ voyage instructions and monitoring voyage performance;

(v) appointing agents;

(vi) appointing stevedores;

(vii) arranging surveys associated with the commercial operation of the Vessel.

(viii) carrying out the necessary communications with the shippers, charterers and others involved with the receiving and handling of the Vessel at the relevant loading and discharging ports, including sending any notices required under the terms of the Vessel’s employment at the time;
(ix) invoicing on behalf of the Owners all freights, hires, demurrages, outgoing claims, refund of taxes, balances of disbursements, statements of account and other sums due to the Owners and account receivables arising from the operation of the Vessel and, upon request of the Owners, issuing releases on behalf of the Owners upon receipt of payment or settlement of any such amounts;
(x) preparing oﬀ-hire statements and/or hire statements;
(xi) procuring and arranging for port entrance and clearance, pilots, consular approvals and other services necessary for the management and safe operation of the Vessel; and
(xii) reporting to the Owners of any major casualties, damages received or caused by the Vessel or any major release or discharge of oil or other hazardous material not in compliance with any laws.

3.4	Insurance Arrangements

(only applicable if agreed according to Box 8)

The Managers shall arrange insurances in accordance with Clause 6, on such terms and conditions as the Owners shall have instructed or agreed, in particular regarding underwriters, conditions, insured values, deductibles and franchises.

3.5	Accounting Services

(only applicable if agreed according to Box 9)

Without prejudice to the relevant provisions of the Framework Agreement and, in particular, but without limitation, Section 4.9, Section 5.1 and Section 10.6 thereof,

~~T~~the Managers shall:

(i) establish an accounting system which meets the requirements of the Owners and provide regular accounting services, supply regular reports and records,

(ii) maintain the records of all costs and expenditure incurred as well as data necessary or proper for the settlement of accounts between the parties.

PART II
3.6	Sale or Purchase of the Vessel

(only applicable if agreed according to Box 10)

The Managers shall, in accordance with the Owners’ instructions, supervise the sale or purchase of the Vessel, including the performance of any sale or purchase agreement, but not negotiation of the same. The Managers shall, on the request of the Owners, either directly or by employing the services of a broker, endeavor to procure a buyer for the Vessel at a price and otherwise on terms acceptable to the Owners.

3.7	Provisions

(only applicable if agreed according to Box 11)

The Managers shall arrange for the supply of provisions.

3.8	Bunkering

(only applicable if agreed according to Box 12)

The Managers shall arrange for the provision of bunker fuel of the quality speciﬁed by the Owners as required for the Vessel’s trade.

4.	Managers’ Obligations

4.1
Without prejudice to the relevant provisions of the Framework Agreement and in particular, but without limitation to the foregoing, the provisions of Section 2.3, Section 4.1 and Section 4.5 thereof, ~~T~~the Managers undertake to use their commercially reasonable eﬀorts ~~best endeavours~~ to provide the agreed Management Services as agents for and on behalf of the Owners in accordance with sound ship management practice and to protect and promote the interests of the Owners in all matters relating to the provision of services hereunder. Provided, however, that the Managers in the performance of their management responsibilities under this Agreement shall be entitled to have regard to their overall responsibility in relation to all vessels as may from time to time be entrusted to their management and in particular, but without prejudice to the generality of the foregoing, the Managers shall be entitled to allocate available supplies, manpower and services in such manner as in the prevailing circumstances the Managers in their absolute discretion consider to be fair and reasonable.

4.2
Where the Managers are providing Technical Management in accordance with sub-clause 3.2, they shall procure that the requirements of the law of the ﬂag of the Vessel are satisﬁed and they shall in particular be deemed to be the “Company” as deﬁned by the ISM Code, assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code and/or the ISPS Code when applicable.

5.	Owners’ Obligations

5.1	Without prejudice to the relevant provisions of the Framework Agreement, ~~T~~the Owners shall pay all sums due to the Managers punctually in accordance with the terms of this Agreement.

5.2	Where the Managers are providing Technical Management in accordance with sub-clause 3.2, the Owners shall:

(i) procure that all oﬃcers and ratings supplied by them or on their behalf comply with the requirements of STCW 95;

(ii) instruct such oﬃcers and ratings to obey all reasonable orders of the Managers in connection with the operation of the Managers’ safety management system.

5.3
Where the Managers are not providing Technical Management in accordance with sub-clause 3.2, the Owners shall procure that the requirements of the law of the ﬂag of the Vessel are satisﬁed and that they, or such other entity as may be appointed by them and identiﬁed to the Managers, shall be deemed to be the “Company” as deﬁned by the ISM Code assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code when applicable.

6.	Insurance Policies

The Owners shall procure, whether by instructing the Managers under sub-clause 3.4 or otherwise, that throughout the period of this Agreement:

PART II
6.1	at the Owners’ expense, the Vessel is insured for not less than her sound market value or entered for her full gross tonnage, as the case may be for:

(i) usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(ii) protection and indemnity risks (including pollution risks and Crew Insurances); ~~and~~

(iii) war risks (including protection and indemnity and crew risks); and ~~in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with ﬁrst class insurance companies, underwriters or associations (“the Owners’ Insurances”);~~
(iv) any other insurance that the Owners determine or the Managers advise them in writing that, in either case, it is prudent or, as the case may be, appropriate on the basis of prevailing market practices to be obtained in respect of the Vessel, its freight/hire or any third party liabilities;

in each case in accordance wih the best practice of prudent owners of vessels of a similar ty pe to the Vessel, with ﬁrst class insurance companies, underwriters or associations (the “Owners’ Insurances”);

6.2	all premiums and calls and applicable deductibles and/or franchises on the Owners’ Insurances are paid promptly by their due date,

6.3
the Owners’ Insurances name the Managers and, subject to underwriters’ agreement, any third party designated by the Managers as a joint assured, with full cover, with the Owners obtaining cover in respect of each of the insurances speciﬁed in sub-clause 6.1:

(i) on terms whereby the Managers and any such third party are liable in respect of premiums or calls arising in connection with the Owners’ Insurances; or

(ii) if reasonably obtainable, on terms such that neither the Managers nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Owners’ Insurances; or

(iii) on such other terms as may be agreed in writing.

Indicate alternative (i), (ii) or (iii) in Box 14. If Box 14 is left blank then (i) applies.

6.4
written evidence is provided, to the reasonable satisfaction of the Managers, of their compliance with their obligations under this Clause 6 within a reasonable time of the commencement of the Agreement, and of each renewal date and, if speciﬁcally requested, of each payment date of the Owners’ Insurances.

7.	Income Collected and Expenses Paid on Behalf of Owners

7.1
Without prejudice to the provisions of Section 10.7 of the Framework Agreement, ~~A~~all moneys collected by the Managers under the terms of this Agreement (other than moneys payable by the Owners to the Managers) and any interest thereon shall be held to the credit of the Owners in a separate bank account.

7.2
Without prejudice to the provisions of Section 9.7, Section 10.5 and Section 10.8 of the Framework Agreement, ~~A~~all expenses incurred by the Managers under the terms of this Agreement on behalf of the Owners (including expenses as provided in Clause 8) may be debited against the Owners in the account referred to under sub-clause 7.1 but shall in any event remain payable by the Owners to the Managers on demand. For the avoidance of doubt, the Managers can make such demand on the Owners as well as on the Parent as provided in Section 10.5 of the Framework Agreement. Furthermore and without prejudice to the generality of the provisions of this Clause 7, the Managers shall, subject to being placed in funds by the Owners or the Parent, arrange for the payment of all ordinary charges incurred in connection with the Management Services, including, but not limited to, all canal tolls, port charges, any amounts due to any governmental authority with respect to the Crew and all duties and taxes in respect of the Vessel, the cargo, hire or freight (whether levied against the Owners, the Parent or the Vessel), insurance premiums, advances, balances of disbursements, invoices for bunkers, stores, spares provisions, repairs and any other material and/or service in respect of the Vessel.

PART II
8.	Management Fee

8.1
The Owners shall pay to the Managers for their services as Managers under this Agreement the ~~an annual~~ management fee as stated in ~~Box 15~~Section 9.1 (a) and Section 9.1 (b) of the Framework Agreement which shall be payable monthly in accordance with the provisions of Article IX of the Framework Agreement~~by equal monthly instalments in advance, the ﬁrst instalment being payable on the commencement of this Agreement (see Clause 2 and Box 4) and subsequent instalments being payable every month~~.

8.2
The management fee shall be subject to ~~an annual~~ review in accordance with the provisions of Sections 9.2 and 9.3 of the Framework Agreement.~~on the anniversary date of the Agreement and the proposed fee shall be presented in the annual budget referred to in sub-clause 9.1.~~

8.3
~~The Managers shall, at no extra cost to the Owners, provide their own oﬃce accommodation, oﬃce staﬀ, facilities and stationery.~~ Without limiting the generality of Clause 7 the Owners shall reimburse the Managers for postage and communication expenses, travelling expenses, and other out of pocket expenses properly incurred by the Managers in pursuance of the Management Services.

8.4
The provisions of Section 9.4, Section 9.5, Section 9.6 and Section 9.7 of the Framework Agreement shall be deemed as incorporated herein mutatis mutandis.~~n the event of the appointment of the Managers being terminated by the Owners or the Managers in accordance with the provisions of Clauses 17 and 18 other than by reason of default by the~~ Managers, ~~or if the Vessel is lost, sold or otherwise disposed of, the “management fee” payable to the Managers according to the provisions of sub-clause 8.1, shall continue to be payable for a further period of three calendar months as from the termination date. In addition, provided that the Managers provide Crew for the Vessel in accordance with sub-clause 3.1:~~

(i)            ~~the Owners shall continue to pay Crew Support Costs during the said further period of three calendar months, and~~

(ii)          ~~the Owners shall pay an equitable proportion of any Severance Costs which may materialize, not exceeding the amount stated in Box 16.~~

8.5
~~If the Owners decide to lay-up the Vessel whilst this Agreement remains in force and such lay-up lasts for more than three months, an appropriate reduction of the management fee for the period exceeding three months until one month before the Vessel is again put into service shall be mutually agreed between the parties.~~

8.6	~~Unless otherwise agreed in writing all discounts and commissions obtained by the Managers in the course of the management of the Vessel shall be credited to the Owners.~~

8.5
The Managers have the right to demand the payment of any of the management fees and expenses payable under this Agreement either from the Parent or the Owners. Payment of any such fees or expenses or any part thereof by either the Parent or the Owners shall prevent the Managers from making a claim on the other person for the same amount to the extent that the same has been already paid to the Managers.

9.	Budgets and Management of Funds

9.1
The Owners are aware that the Managers will be preparing budgets in connection with, inter alia, the provision of the Management Services which the Managers will be submitting for approval to the Parent in accordance with the provisions of Article X of the Framework Agreement. ~~The Managers shall present to the Owners annually a budget for~~ the following ~~twelve months in such form as the Owners require. The budget for the ﬁrst year hereof is set out in Annex “C” hereto. Subsequent annual budgets shall be prepared by the Managers and submitted to the Owners not less than three months before the anniversary date of the commencement of this Agreement (see Clause 2 and Box 4).~~

9.2
~~The Owners shall indicate to the Managers their acceptance and approval of the annual budget within one month of presentation and in the absence of any such indication the Managers shall be entitled to assume that the Owners have accepted the proposed budget.~~

9.3
~~Following the~~ agreement ~~of the budget, the Managers shall prepare and present to the Owners their estimate of the working capital requirement of the Vessel and the Managers shall each month up-date this estimate. Based thereon,~~ Without prejudice to the right of the Managers to ask for funds in relation to the Management Services directly from the Parent in accordance with the relevant provisions of the Framework Agreement, the Managers shall each month request the Owners in writing for the funds required to run the Vessel for the ensuing month, including the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. Such funds shall be received by the Managers within ten running days after the receipt by the Owners of the Managers’ written request and shall be held ~~to the credit of the Owners~~ in a separate bank account in the name of the Managers or, if requested by the Managers, in the name of the Owners.

PART II
9.4	~~The Managers shall produce a comparison between budgeted and actual income and expenditure of the Vessel in such form as required by the Owners monthly or at such other intervals as mutually agreed.~~

9.5	Notwithstanding anything contained herein to the contrary, the Managers shall in no circumstances be required to use or commit their own funds to ﬁnance the provision of the Management Services.

10.	Managers’ Right to Sub-Contract

Except to a Related Manager (where the Manager may subcontract any of their obligations hereunder, without need of obtaining the Owners’ consent for doing so), or as provided in the Framework Agreement, ~~T~~the Managers shall not have the right to sub-contract any of their obligations hereunder, including those mentioned in sub-clause 3.1, without the prior written consent of the Owners which shall not be unreasonably withheld and which shall be promptly responded to. In the event of such a sub-contract the Managers shall remain fully liable for the due performance of their obligations under this Agreement.

11.	Responsibilities

The parties agree that the provisions of Sections 11.1 to 11.5 (inclusive) of the Framework Agreement, shall apply to this Agreement mutatis mutandis, save that references therein to “any Shipmanagement Agreement or any Supervision Agreement” shall be omitted and references to “Parent”, “any Subsidiary”, “Manager”, “any Submanager”, “a Vessel”, “Section”, “Management Fees”, “each Shipmanagement Agreement”, “Subsidiaries”, and “Article XI” shall be construed as references to the Owners, the Owners, the Managers, any Submanager, the Vessel, Clause, management fee, this Agreement, the Owners and Clause 11, respectively, when used herein.

11.1
~~Force Majeure – Neither the Owners nor the Managers shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control.~~

11.2	~~Liability to Owners~~

(i)          ~~Without prejudice to sub-clause 11.1, the Managers shall be under no liability whatsoever to the Owners for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of proﬁt arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Management Services UNLESS same is proved to have resulted solely from the negligence, gross negligence or wilful default of the Managers or their employees, or agents or sub-contractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expense has resulted from the Managers’ personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Managers’ liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of ten times the annual management fee payable hereunder.~~

~~(ii) Notwithstanding anything that may appear to the contrary in this Agreement, the Managers shall not be liable for any of the actions of the Crew, even if such actions are negligent, grossly negligent or wilful, except only to the extent that they are shown to have resulted from a failure by the Managers to discharge their obligations under sub-clause 3.1, in which case their liability shall be limited in accordance with the terms of this Clause 11.~~

~~11.3~~
~~Indemnity – Except to the extent and solely for the amount therein set out that the Managers would be liable under sub-clause 11.2, the Owners hereby undertake to keep the Managers and their employees, agents and sub-contractors indemniﬁed and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suﬀered by them arising out of or in connection with the performance of the Agreement, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Managers may suﬀer or incur (either directly or indirectly) in the course of the performance of this Agreement.~~

PART II
11.4
~~“Himalaya” - It is hereby expressly agreed that no employee or agent of the Managers (including every sub-contractor from time to time employed by the Managers) shall in any circumstances whatsoever be under any liability whatsoever to the Owners for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 11, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Managers or to which the Managers are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Managers acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 11 the Managers are or shall be deemed to be acting as agent or trustee on behalf of and for the beneﬁt of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.~~

12.	Documentation

Without prejudice to the relevant provisions of the Framework Agreement, ~~W~~where the Managers are providing Technical Management in accordance with sub-clause 3.2 and/or Crew Management in accordance with sub-clause 3.1, they shall make available, upon Owners’ request, all documentation and records related to the Safety Management System (SMS) and/or the Crew which the Owners need in order to demonstrate compliance with the ISM Code, the ISPS Code and STCW 95 or to defend a claim against a third party.

13.	General Administration

13.1
Without prejudice to the provisions of Article V of the Framework Agreement, ~~T~~the Managers shall handle and settle all claims arising out of the Management Services hereunder and keep the Owners informed regarding any incident of which the Managers become aware which gives or may give rise to material claims or disputes involving third parties.

13.2	The Managers shall, as instructed by the Owners, under this Agreement, bring or defend actions, suits or proceedings in connection with matters entrusted to the Managers according to this Agreement.

13.3
The Managers shall also have power to obtain legal or technical or other outside expert advice in relation to the handling and settlement of claims and disputes or all other matters aﬀecting the interests of the Owners in respect of the Vessel.

13.4	The Owners shall arrange for the provision of any necessary guarantee bond or other security.

13.5	Any costs ~~reasonably~~ incurred by the Managers in carrying out their obligations according to this Clause 13 shall be reimbursed by the Owners.

14.	Auditing

The Managers shall at all times maintain and keep true and correct accounts and shall make the same available for inspection and auditing by the Owners at such times as may be mutually agreed. On the termination, for whatever reasons, of this Agreement, the Managers shall release to the Owners, if so requested, the originals where possible, or otherwise certiﬁed copies, of all such accounts and all documents speciﬁcally relating to the Vessel and her operation. For the avoidance of any doubt, this Clause is in addition to and not in substitution of the relevant provisions of the Framework Agreement.

15.	Inspection of Vessel

The Owners shall have the right at any time after giving reasonable notice to the Managers to inspect the Vessel for any reason they consider necessary.

16.	Compliance with Laws and Regulations

The Managers will not do or permit to be done anything which might cause any breach or infringement of the laws and regulations of the Vessel’s ﬂag, or of the places where she trades.

17.	Duration of the Agreement

This Agreement shall come into eﬀect on the day and year stated in Box 4 and shall continue until the date the Framework Agreement is terminated in accordance with the provisions of Article XIII thereof, unless this Agreement is terminated earlier in accordance with the provisions of Clause 18 hereof. ~~stated in Box 17. Thereafter it shall continue~~
~~until terminated by either party giving to the other notice in writing, in which event the Agreement shall terminate upon the expiration of a period of two months from the date upon which such notice was given.~~

PART II
18.	Termination

18.1	Owners’ default

(i) The Managers shall be entitled to terminate the Agreement with immediate eﬀect by notice in writing if any moneys payable by the Owners under this Agreement ~~and/or the owners of any associated vessel, details of which are listed in Annex “D”~~, shall not have been received in the Managers’ nominated account within 20 Business Days ~~ten running days~~ of receipt by the Owners of the Managers’ written request or if the Vessel is repossessed by the Mortgagees.

(ii) If the Owners:

(a)	fail to meet their obligations under sub-clauses 5.2 and 5.3 of this Agreement for any reason within their control, or

(b)
proceed with the employment of or continue to employ the Vessel in the carriage of contraband, blockade running, or in an unlawful trade, or on a voyage which in the reasonable opinion of the Managers is unduly hazardous or improper, the Managers may give notice of the default to the Owners, requiring them to remedy it as soon as practically possible. In the event that the Owners fail to remedy it within ~~a reasonable time~~ 20 Business Days of receipt by the Owners of the Managers’ written request to the satisfaction of the Managers, the Managers shall be entitled to terminate the Agreement with immediate eﬀect by notice in writing.

18.2	Managers’ Default

If the Managers fail to meet their obligations under Clauses 3 and 4 of this Agreement for any reason within the control of the Managers, the Owners may give notice to the Managers of the default, requiring them to remedy it within 20 Business Days~~as soon as practically possible~~. In the event that the Managers fail to remedy it within such period~~a reasonable time~~ to the satisfaction of the Owners, the Owners shall be entitled to terminate the Agreement with immediate eﬀect by notice in writing.

18.3	Extraordinary Termination

This Agreement shall be deemed to be terminated in the case of the sale of the Vessel or if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned.

18.4	For the purpose of sub-clause 18.3 hereof

i.  the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Owners cease to be registered as Owners of the Vessel;

ii.  the Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred.

18.5
The parties agree that the provisions of Sections 13.4(a) to 13.4(d) (inclusive) of the Framework Agreement, shall apply to this Agreement mutatis mutandis.~~This Agreement shall terminate forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.~~

18.6	The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

PART II
19.	Law and Arbitration

19.1
This Agreement and any non-contractual obligations connected with it shall be governed by and construed in accordance with English law. All disputes arising out of this Agreement and/or any non-contractual obligations connected with it shall be arbitrated in London in the following manner. One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen. Their decision or that of any two of them shall be ﬁnal. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the London Maritime Arbitration Association (LMAA) Terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modiﬁcation or re- enactment thereof. In the event that a party hereto shall state a dispute and designate an arbitrator in writing, the other party shall have 10 Business Days to designate its own arbitrator. If such other party fails to designate its own arbitrator within such period, the arbitrator appointed by the ﬁrst party can render an award hereunder. Until such time as the arbitrators ﬁnally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or diﬀerences under this Agreement for hearing and determination. The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement, including but not limited to the posting of security. Awards pursuant to this Clause 19.1 may include costs and judgements may be entered upon any award made therein in any court having jurisdiction. ~~and any dispute arising out of or in connec~~ti~~on with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modiﬁcation or re-enactment thereof save to the extent necessary to give eﬀect to the provisions of this Clause.~~

~~The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.~~

~~The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days speciﬁed. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days speciﬁed, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.~~

~~Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of USD50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.~~

19.2
~~This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Maritime Law of the United States and any dispute arising out of or in connection with this Agreement shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be ﬁnal, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of USD50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc. current at the time when the arbitration proceedings are commenced.~~

19.3
~~This Agreement shall be governed by and construed in accordance with the laws of the place mutually agreed by the parties and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at a mutually agreed place, subject to the procedures applicable there.~~

19.4	If Box 18 in Part I is not appropriately ﬁlled in, sub-clause 19.1 of this Clause shall apply.

Note: 19.1, 19.2 and 19.3 are alternatives; indicate alternative agreed in Box 18.

PART II
20.	Notices

20.1	Any notice to be given by either party to the other party shall be in writing and may be sent by fax, ~~telex,~~ registered or recorded mail or by personal service.

20.2	The address of the Parties for service of such communication shall be as stated in Boxes 19 and 20, respectively.

17.	MLC

For the purposes of this Clause:

“MLC” means the International Labour Organization (ILO) Maritime Labour Convention (MLC 2006) and any amendment thereto or substitution thereof.

“Shipowner” shall mean the party named as “shipowner” on the Maritime Labour Certiﬁcate for the Vessel.
(a)       Subject to Clause 3 (Basis of the Agreement), the Manager shall, to the extent of their Management Services, assume the Shipowner’s duties and responsibilities imposed by the MLC for the Vessel, on behalf of the Owners.
(b)	The Owners shall ensure compliance with the MLC in respect of any crew members supplied by them or on their behalf.

The owners shall procure, whether by instructing the Managers under Clause 6 (Insurance Policies) or otherwise, insurance cover or ﬁnancial security to satisfy the Shipowner’s ﬁnancial security obligations under the MLC.

18.	Sanctions

All intended carriage, trade or voyages to be performed by the Vessel, the Managers and the performance of any service by the Managers under this Agreement must be fully compliant with the international sanctions and prohibitions applicable to either party. Managers and Owners accept such requirement as a condition of the Agreement entitling either party to immediately terminate this Agreement should there be a breach of the relevant sanctions and prohibitions.

ANNEX “A”

ANNEX “A” (DETAILS OF VESSEL OR VESSELS) TO
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: SHIPMAN 98

Date of Agreement:

Name of Vessel(s):

Partculars of Vessel(s):

ANNEX “B”

~~ANNEX “B” (DETAILS OF CREW) TO~~
~~STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: SHIPMAN 98~~

~~Date of Agreement:~~

~~Details of Crew:~~

~~Numbers~~	~~Rank~~	~~Natonality~~

ANNEX “C”

~~ANNEX “C” (BUDGET) TO~~
~~STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: SHIPMAN 98~~

~~Date of Agreement:~~

~~Managers´ Budget for the ﬁrst year with eﬀect from the Commencement Date of this Agreement:~~

ANNEX “D”

~~ANNEX “D” (ASSOCIATED VESSELS) TO~~
~~STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: SHIPMAN 98~~

~~NOTE: PARTIES SHOULD BE AWARE THAT BY COMPLETING THIS ANNEX “D” THEY WILL BE SUBJECT TO THE PROVISIONS OF SUB-CLAUSE 18.1(i) OF THIS AGREEMENT.~~

~~Date of Agreement:~~

~~Details of Associated Vessels:~~

APPENDIX II

FORM OF SUPERVISION AGREEMENT

THIS AGREEMENT is made the ____ day of                  , 20[ • ] BETWEEN:

(1)	[name of relevant Subsidiary], a company incorporated under the laws of [•], whose registered office is [ADDRESS] (the “Owner”); and

(2)	COSTAMARE SHIPPING COMPANY S.A., a company incorporated under the laws of Panama, whose registered office is at [ADDRESS] (the “Construction Supervisor”).

WHEREAS:

By a shipbuilding contract dated                            (the “Shipbuilding Contract”) and made between [•1 (the “Builder”) and the Owner, the Builder agreed to construct, to the order of the Owner, and sell to the Owner, a [•] vessel, known during construction as Hull No.[•] (the “Vessel”);

IT IS NOW AGREED as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1.  Except as otherwise defined herein, all terms defined in the Shipbuilding Contract shall have the same respective meanings when used herein.

SECTION 1.2.  In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Business Day” means a day, other than a Saturday or Sunday or a public holiday, on which major retail banks in Monaco, New York City and Athens Greece, and (in respect of any payments which are to be made to the Builder) [•], are open for non-automated customer services;

“Framework Agreement” means the agreement dated [●] made between the Parent and the Construction Supervisor.

“Owner’s Supplies” means all of the items to be furnished to the Vessel by the Owner in accordance the relevant provisions of the Shipbuilding Contract.

“Parent” means Costamare Bulkers Holdings Limited of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 and includes its successors in title.

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“Spares” means the items to be designated as spares by the parties hereto at the time of the delivery of the Vessel.

“Supervision Period” means the period from the execution of this Agreement to and including the earlier of (i) the date of delivery of the Vessel pursuant to the Shipbuilding Contract and (ii) the date this Agreement is terminated.

ARTICLE II

APPOINTMENT

SECTION 2.1.  The Owner hereby appoints the Construction Supervisor, and the Construction Supervisor hereby agrees to act as the Owner’s supervisor towards the Builder and as the “Owner’s Representative” under the Shipbuilding Contract for the duration of the Supervision Period and to perform the duties and rights which rest with the Owner regarding the construction and delivery of the Vessel in accordance with all of the provisions of the Shipbuilding Contract.  The Owner shall be responsible for, inter alia, determining the general policy of supervision of construction of the Vessel and the scope of activities of the Construction Supervisor and, in the performance of its duties under this Agreement, the Construction Supervisor shall at all times act strictly in accordance with any instructions or directions given to it by the Owner regarding such general policy or, in the absence of such instructions or directions, in accordance with the standards of a prudent supervisor providing services of the type to be provided under this Agreement, having due regard to the Owner’s interest.  Any instructions so given shall be consistent with the nature and scope of the supervision services required to be performed by the Construction Supervisor under this Agreement and shall not require the Construction Supervisor to do or omit to do anything which may be contrary to any applicable law of any jurisdiction or which is inconsistent or contrary to any of the rights and duties of the Owner under the Shipbuilding Contract.  Upon appointment the Owner shall furnish the Construction Supervisor with a full and complete copy of the Shipbuilding Contract (which for the avoidance of doubt shall include the Specifications and the Plans).

SECTION 2.2.  Specific Powers and Duties of the Construction  Supervisor.  Without prejudice to the generality of the appointment made under Section 2.1, and (where applicable) by way of addition to the rights, powers and duties so conferred, the Construction Supervisor shall, subject to this Section 2.2 and to Articles III and IV, have and be entrusted with the following rights, powers and duties in relation to the Shipbuilding Contract and the Vessel:

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(a)  to review, comment on, agree and approve the lists of plans and the drawings referred to; to attend the testing of the Vessel’s machinery, outfitting and equipment and to request any tests or inspections which the Construction Supervisor may consider appropriate or desirable and to review and comment on the results of all tests and inspections to the extent this is possible under the terms of the Shipbuilding Contract; to carry out such inspections and give such advice or suggestions to the Builder as the Construction Supervisor may consider appropriate and as the terms of the Shipbuilding Contract allow him to do; and to give notice to the Builder in the event that the Construction Supervisor discovers any construction, material or workmanship which the Construction Supervisor believes does not or will not conform to the requirements of the Shipbuilding Contract and the specifications again provided the terms of the Shipbuilding Contract allows for such notice to be given;

(b)  to appoint a representative of the Construction Supervisor for the purposes specified under Article [•] of the Shipbuilding Contract;

(c)  if any alteration or addition to the Shipbuilding Contract becomes obligatory or desirable, to consult with the Builder and make recommendations to the Owner as to whether or not acceptance should be given to any proposal notified to the Owner by the Builder;

(d)  to request and agree to any minor alterations, additions or modifications to the Vessel or the specifications and any substitute materials to the extent this is possible under the terms of the Shipbuilding Contract, which the Construction Supervisor may consider appropriate or desirable, provided that if the cost of such variations or substitute materials would have the effect of altering the Contract Price (as defined in the Shipbuilding Contract) by more than three per cent (3%) from the Contract Price on the date hereof or the amount of any of the installments of the Contract Price due under the Shipbuilding Contract prior to the delivery of the Vessel, the Construction Supervisor shall notify the same to the Owner in writing and obtain the Owner’s instructions before taking any action in relation thereto; to receive from and transmit to the Builder information relating to the requirements of the classification society and to give instructions and agree with the Builder regarding alterations, additions or changes in connection with such requirements; and to approve the substitution of materials as requested by the Builder;

(e)  to attend and witness the trials of the Vessel to the extent this is possible under the terms of the Shipbuilding Contract;

(f)  to determine whether the Vessel has been designed, constructed, equipped and completed in accordance with, and complies with, the Shipbuilding Contract and the Specifications and Plans (each as defined in the Shipbuilding Contract); to give the Builder a notice of acceptance or (as the case may be) rejection of the Vessel, to require or request any further test and inspection of the Vessel to the extent this is possible under the terms of the Shipbuilding Contract, and to give and receive any further or other notice relative to such matters and generally to advise the Owner in respect of all such matters;

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(g)  to sign on behalf of the Owner any protocols as to sea trials, consumable stores, delivery and acceptance or otherwise, having first ascertained with the Owner the appropriateness of so doing;

(h)  to accept on behalf of the Owner the documents specified in Article [•], Paragraph [•] of the Shipbuilding Contract to be delivered by the Builder at delivery of the Vessel under the Shipbuilding Contract and to confirm receipt thereof to the Owner;

(i)  to give and receive on behalf of the Owner any notice contemplated by the Shipbuilding Contract, provided that the Construction Supervisor shall not have authority to give on behalf of the Owner any notice which the Owner may be entitled to give to cancel, repudiate or rescind the Shipbuilding Contract without the prior written consent of the Owner; and

(j)  to purchase, after being placed in funds by the Owner, all Owner’s Supplies as agent of the Owner and supply and deliver the same together with all necessary specifications, plans, drawings, instruction books, manuals, test reports and certificates to the Builder as provided in the Shipbuilding Contract, and provide to the Owner a list of all such Owner’s Supplies as soon as possible.

SECTION 2.3.  The Construction Supervisor shall discharge its responsibilities under this Clause 2 as the Owner’s agent.

SECTION 2.4.  In the event that the Construction Supervisor uses own funds to purchase Owner’s Supplies, the cost of supplying and delivering Owner’s Supplies pursuant to relevant terms of the Shipbuilding Contract shall be reimbursed by the Owner to the Construction Supervisor on the date the Construction Supervisor submits to the Owner supporting invoices in respect of such cost.

ARTICLE III

CONSTRUCTION SUPERVISOR’S DUTIES
REGARDING CONSTRUCTION

SECTION 3.1.  The Construction Supervisor undertakes with the Owner with respect to the Shipbuilding Contract:

(a)  to notify the Owner in writing promptly on becoming aware of any likely change to any of the dates on which any installment under the Shipbuilding Contract is expected to be due;

(b)  to (i) notify the Owner in writing of the expected date on which the launching or, as the case may be, sea trials of the Vessel is or are to take place and (ii) promptly on the same day as the launching or, as the case may be, sea trials of the Vessel takes or take place to confirm that the launching or, as the case may be, sea trials of the Vessel has or have taken place and, where relevant, that the amount specified in such confirmation is due and payable;

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(c)  to (i) advise the Owner in writing, four (4) Business Days prior to the date on which the delivery installment under the Shipbuilding Contract is anticipated to become due, of the times and amounts of payments to be made to the Builder under the Shipbuilding Contract and any amount due to the Construction Supervisor for Owner’s Supplies not already settled and (ii) promptly confirm the same on the day on which such installment becomes due (and being the date the same is required to be paid to the account referred to in the relevant term of the Shipbuilding Contract);

(d)  not to accept the Vessel or delivery of the Vessel on the Owner’s behalf without the Owner’s prior written approval and unless the Construction Supervisor shall have previously certified to the Owner in writing, in the form of the certificate set out in Schedule 1 to this Agreement, that:

(i)  the Vessel has been duly completed and is ready for delivery to and acceptance by the Owner in or substantially in accordance with the Shipbuilding Contract and the Specifications and Plans;

(ii)  there is, to the best of the Construction Supervisor’s knowledge and belief having made due enquiry with the Builder, no lien or encumbrance on the Vessel other than the lien in favor of the Builder in respect of the delivery installment of the Contract Price due in accordance with the terms of the Shipbuilding Contract; and

(iii)  the Vessel is recommended for classification by the relevant classification society provided for in the Shipbuilding Contract (and the Construction Supervisor shall attach to its certificate the provisional certificate of such classification society recommending such classification of the Vessel or a duplicate or photocopy of such provisional certificate or otherwise provide evidence of such classification to the Owner);

(e)  on receipt thereof from the Builder promptly to deliver the documents specified in Article [•], Paragraph [•] of the Shipbuilding Contract to the Owner or as the Owner may direct; and

(f)  solely with the prior written approval of the Owner, to request from or agree with the Builder any material alterations, additions or modifications to the Vessel.

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ARTICLE IV

CONSTRUCTION SUPERVISOR’S GENERAL OBLIGATIONS

SECTION 4.1.  The Construction Supervisor undertakes to the Owner, with respect to the exercise and performance of its rights, powers and duties as the Owner’s representative under this Agreement, as follows:

(a)   it will exercise commercially reasonable efforts to cause the due and punctual observance and performance of all conditions, duties and obligations imposed on the Owner by the Shipbuilding Contract (other than to pay the Contract Price) and will not without the prior written consent of the Owner:

(i)  exercise any rights of the Owner to cancel, repudiate or rescind the Shipbuilding Contract;

(ii)  waive, modify or suspend any provision of the Shipbuilding Contract if as a result of such waiver, modification or suspension the Owner will or may suffer any adverse consequences; and

(b)    it will, at its own expense, keep all necessary and proper books, accounts, records and correspondence files relating to its duties and activities under this Agreement and shall send quarterly reports to the Owner concerning the progress of the design and construction of the Vessel and keep the Owner promptly informed of any deviations from the building program.

ARTICLE V

LIABILITY AND INDEMNITY

SECTION 5.1. Save for the obligation of the Owner to pay any moneys due to the Construction Supervisor hereunder, neither the Owner nor the Construction Supervisor shall be under any liability to the other for any failure to perform any of their obligations hereunder by reason of Force Majeure.  “Force Majeure” shall mean any cause whatsoever of any nature or kind beyond the reasonable control of the Owner or the Construction Supervisor, including, without limitation, acts of God, acts of civil or military authorities, acts of war or public enemy, acts of any court, regulatory agency or administrative body having jurisdiction, insurrections, riots, strikes or other labor disturbances, embargoes or other causes of a similar nature.

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SECTION 5.2.  The Construction Supervisor, including its officers, directors, employees, shareholders, agents and any sub-contractors (the “Construction  Supervisor Related Parties”), shall be under no liability whatsoever to the Owner or to any third party (including the Builder) for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with the delayed or non-conforming delivery of the Vessel), and howsoever arising in the course of the performance of this Agreement, unless and to the extent that the same is proved to have resulted solely from the gross negligence or willful misconduct of the Construction Supervisor, its officers, employees, agents or any of its sub-contractors in which case (save where loss, damage, delay or expense, has resulted from the Construction Supervisor’s personal act or omission committed with the intent to cause same) the Construction Supervisor’s liability for each incident or series of incidents giving rise to claim or claims shall never exceed a total of ten times the fees payable hereunder.

SECTION 5.3.  The Owner shall indemnify and hold harmless the Construction Supervisor Related Parties against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement and against and in respect of any loss, damage, delay or expense of whatsoever nature (including legal costs and expenses on a full indemnity basis), whether direct or indirect, incurred or suffered by any Construction Supervisor Related Party in the performance of this Agreement, unless incurred or suffered due to the gross negligence or willful misconduct of any Construction Supervisor Related Party.

SECTION 5.4.  It is hereby expressly agreed that no employee or agent of the Construction Supervisor (including any sub-contractor from time to time employed by the Construction Supervisor) shall in any circumstances whatsoever be under any liability whatsoever to the Owner or any third party for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Article V, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Construction Supervisor or to which the Construction Supervisor is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Construction Supervisor acting as aforesaid, and for the purpose of all the foregoing provisions of this Article V, the Construction Supervisor is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

SECTION 5.5.  The provisions of this Article V shall survive any termination of this Agreement.

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ARTICLE VI

FEES

SECTION 6.1.  In consideration of the performance of the duties assigned to the Construction Supervisor in this Agreement, the Owner shall pay to the Construction Supervisor the sum of US$839,988 for its total supervision costs in connection with the supervision of the construction of the Vessel, plus any expenses incurred under the Shipbuilding Contract against presentation of supporting invoices from the Construction Supervisor which the Construction Supervisor shall supply to the Owner at the same time as payment is requested.  The fee payable hereunder to the Construction Supervisor shall include all costs which are incurred by the Construction Supervisor in connection with the ordinary exercise and performance by the Construction Supervisor of the rights, powers and duties entrusted to it pursuant to this Agreement. The supervision fee will be paid in two equal installments as follows:

(a)	US$393,702.50 on the execution of this Agreement; and

(b)	US$393,702.50 upon the Construction Supervisor advising the Owner of the completion of the sea trial run of the Vessel.

For the avoidance of doubt, the Construction Supervisor can demand payment of the fee and other amounts payable hereunder from the Parent pursuant to the relevant provisions of the Framework Agreement.

ARTICLE VII

COMMENCEMENT - TERMINATION

SECTION 7.1.  This Agreement shall come into effect on the date hereof and shall continue until the delivery of the Vessel in accordance with the Shipbuilding Contract unless terminated earlier pursuant to the terms of Section 7.2, Section 7.3, Section 7.4 or Section 7.5.

SECTION 7.2.  The Owner shall be entitled to terminate this Agreement by notice in writing to the Construction Supervisor if the Construction Supervisor defaults in the performance of any material obligation under this Agreement, subject to a cure right of 20 Business Days following written notice by the Owner.

SECTION 7.3.  This Agreement shall terminate automatically if:

(a)  the Shipbuilding Contract is cancelled, rescinded or terminated; or

(b)  the Framework Agreement is terminated.

SECTION 7.4.  The Construction Supervisor shall be entitled to terminate this Agreement by notice in writing to the Owner if:

(a)  any moneys payable by the Owner under this Agreement is not paid when due or if due on demand within 10 Business Days following demand by the Construction Supervisor; or

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(b)  the Owner defaults in the performance of any other material obligations under this Agreement, subject to a cure right of 20 Business Days following written notice by the Construction Supervisor.

SECTION 7.5.  Either party shall be entitled to terminate this Agreement immediately if:

(a)  the other party ceases to conduct business, or all or substantially all of the equity-interests, properties or assets of either such party is sold, seized or appropriated; or

(b)  (i) the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation; (ii) a petition is filed against the other party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 40 Business Days of its filing; (iii) the other party shall admit in writing its insolvency or its inability to pay its debts as they mature; (iv) an order is made for the appointment of a liquidator, manager, receiver or trustee of the other party of all or a substantial part of its assets; (v) an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the other party’s undertaking, property or assets; or (vi) an order is made or a resolution is passed for the other party’s winding up;

(c)  a distress, execution, sequestration or other process is levied or enforced upon or sued out against the other party’s property which is not discharged within 20 Business Days;

(d)  the other party ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by the terminating party;

or
(e)  the other party is prevented from performing its obligations hereunder by reasons of Force Majeure for a period of two or more consecutive months.

SECTION 7.6.  In the event of termination due to the Construction Supervisor’s default, then it shall not be entitled to receive any payment in respect of the fees and other amounts described in Article VI becoming due and payable after the date of such termination.

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ARTICLE VIII

EMPLOYEES

SECTION 8.1.  None of the employees and/or sub-contractors of the Construction Supervisor shall constitute, for the purposes of this Agreement, sub-agents of the Owner.  The Construction Supervisor, in its capacity as employer and contractor (and not in its capacity as agent for the Owner), shall (a) be responsible for the salaries, expenses and costs in respect of each of its employees and sub-contractors (not in its capacity as agent for the Owner) and (b) save for the provisions of Article V, indemnify its employees and sub-contractors for any liabilities and losses incurred by such employees and sub-contractors.

ARTICLE IX

GOVERNING LAW - ARBITRATION

SECTION 9.1.  This Agreement and any non-contractual matters connected with it shall be governed by and be construed in accordance with the laws of England.

SECTION 9.2.  All disputes arising out of this Agreement shall be arbitrated in London in the following manner.  One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen.  Their decision or that of any two of them shall be final and, for the purpose of enforcing any award, this Agreement may be made a rule of the court.  The arbitrators shall be commercial persons, conversant with shipping matters.  Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitration Association terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

SECTION 9.3.  In the event that a party hereto shall state a dispute and designate an arbitrator in writing, the other party shall have 20 Business Days to designate its own arbitrator.  If such other party fails to designate its own arbitrator within such period, the arbitrator appointed by the first party can render an award hereunder.

SECTION 9.4.  Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

SECTION 9.5.  The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement, including but not limited to the posting of security.  Awards pursuant to this Article IX may include costs, including a reasonable allowance for attorneys’ fees, and judgments may be entered upon any award made herein in any court having jurisdiction.

ARTICLE X

COUNTERPARTS

SECTION 10.1.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

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ARTICLE XI

NOTICES

SECTION 11.1.  Every notice or other communication under this Agreement shall:

(a)  be in writing delivered personally or by first-class prepaid letter (airmail if available) or facsimile transmission or other means of telecommunication (other than telex) in permanent written form;

(b)  be deemed to have been received, in the case of a letter, when delivered personally or three (3) days after it has been put into the post and, in the case of a facsimile transmission or other means of telecommunication (other than telex) in permanent written form, at the time of dispatch (provided that if the date of dispatch is a Saturday or Sunday or a public holiday in the country of the addressee or if the time of dispatch is after the close of business in the country of the addressee it shall be deemed to have been received at the opening of business on the next day which is not a Saturday or Sunday or public holiday); and

(c)  be sent to:

(i) the Construction Supervisor at:

Costamare Shipping Company S.A.
60 Zephyrou Street & Syngrou Avenue
Athens, Greece
Attention: General Manager
Email: info@costamare.com

(ii) the Owner at:

c/o Costamare Bulkers Holdings Limited
7 rue de Gabian
Monaco MC98000
Attention: CEO
Email: info@costamarebulkers.com

or to such other address and/or numbers for a party as is notified by such party to the other party under this Agreement.

SECTION 11.2.  Each communication and document made or delivered by one party to another pursuant to this Agreement shall be in the English language.

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SECTION 11.3.  This Agreement shall not create benefits on behalf of any other person not a party to this Agreement, and this Agreement shall be effective only as between the parties hereto, their successors and permitted assigns.

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IN WITNESS of which this Agreement has been duly executed the day and year first before written.

For the Owner

For the Construction Supervisor

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SCHEDULE 1

FORM OF CONSTRUCTION CERTIFICATE
[On the letterhead of the Construction Supervisor]

[Vessel Owner] (the “Owner”)
[Address]
Facsimile: [    ]
Attention: [    ]

Date:

Dear Sirs,

[Name of Builder] (the “Builder”), [Name of Vessel] (the “Vessel”)

We refer to the construction supervision agreement dated [            ] between the Owner and us (the “Supervision Agreement”).

Words and expressions defined in the Supervision Agreement (whether expressly or by incorporation by reference to another document) shall have the same meaning where used in this certificate.

We hereby certify, pursuant to Section 3.1(d) of the Supervision Agreement, as follows:

(1)	the Vessel has been duly completed and is ready for delivery to and acceptance by the Owner in or substantially in accordance with the Shipbuilding Contract and the Specifications and Plans; and

(2)	the Vessel is recommended for classification by [Name of the classification society] (the “Classification Society”).

With respect to paragraph (ii) above, please find attached to this certificate the provisional certificate of the Classification Society recommending such classification of the Vessel / a duplicate or photocopy of the provisional certificate of the Classification Society recommending such classification of the Vessel / the following evidence of the Classification Society’s recommendation of such classification of the Vessel [   ].

Yours faithfully,

for and on behalf of
COSTAMARE SHIPPING COMPANY S.A.

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